UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Short-Term Investments Trust

(Name of Issuer)

Institutional Class Shares, $0.01 par value

(Title of Class of Securities)

825252646

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825252646

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Westchester Capital Management, LLC 27-3790558
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	None
Number of Shares Beneficially Owned by Each Reporting Person With	6.	Shared Voting Power 266,389,251.7 Shares
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	266,389,251.7 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

266,389,251.7 shares of Institutional Class Shares of the Issuer (“Shares”) which consist of 266,389,251.7 Shares held by The Merger Fund, all of which Westchester Capital Management, LLC may be deemed to beneficially own by virtue of its position as the investment adviser of The Merger Fund.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 825252646

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). The Merger Fund 14-1698547
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

	5.	Sole Voting Power	None

Number of Shares Beneficially Owned by Each Reporting Person With	6.	Shared Voting Power 266,389,251.7 Shares
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	266,389,251.7 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,389,251.7 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 825252646

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Roy Behren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power	None
Number of Shares Beneficially Owned by Each Reporting Person With	6.	Shared Voting Power 266,389,251.7 Shares
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	266,389,251.7 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

266,389,251.7 Shares which consist of 266,389,251.7 Shares held by The Merger Fund, all of which Roy Behren may be deemed to beneficially own by virtue of his position as Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 825252646

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Michael T. Shannon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power	None
Number of Shares Beneficially Owned by Each Reporting Person With	6.	Shared Voting Power 266,389,251.7 Shares
	7.	Sole Dispositive Power	None

	8.	Shared Dispositive Power	266,389,251.7 Shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

266,389,251.7 Shares which consist of 266,389,251.7 Shares held by The Merger Fund, all of which Michael T. Shannon may be deemed to beneficially own by virtue of his position as Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:

Short-Term Investments Trust

(b) Address of Issuer’s Principal Executive Offices:

11 Greenway Plaza, Suite 2500

Houston, TX 77046

Item 2.

(a) Name of Person Filing:

(i)          Westchester Capital Management, LLC

(ii)         The Merger Fund

(iii)        Roy Behren

(iv)        Michael T. Shannon

(b) Address or Principal Business Office or, if none, Residence:

(i)          100 Summit Drive, Valhalla, NY 10595

(ii)         100 Summit Drive, Valhalla, NY 10595

(iii)        100 Summit Drive, Valhalla, NY 10595

(iv)        100 Summit Drive, Valhalla, NY 10595

(c) Citizenship:

(i)          Delaware

(ii)         Massachusetts

(iii)        United States

(iv)        United States

(d) Title of Class of Securities: Institutional Class Shares, $0.01 par value

(e) CUSIP No.: 825252646

Item 3.           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Westchester Capital Management, LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

(b) The Merger Fund is an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

(c) Roy Behren is Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund.

(d) Michael T. Shannon is Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund.

Item 4.            Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned and (b) Percent of class:

See Items 5 through 11 of the cover pages attached hereto.

This Schedule 13G shall not be construed as an admission that the Reporting Persons, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, are the beneficial owners of any securities covered by this statement.

(c)      See Items 5 through 8 of the cover pages attached hereto.

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

WESTCHESTER CAPITAL MANAGEMENT, LLC

By:	/s/ Bruce Rubin
Name: Bruce Rubin
Title: Chief Operating Officer

THE MERGER FUND

By:	/s/ Bruce Rubin
Name: Bruce Rubin
Title: Vice President and Chief Compliance Officer

/s/ Roy Behren
Roy Behren

/s/ Michael T. Shannon
Michael T. Shannon

Exhibit A

 AGREEMENT

The undersigned, Westchester Capital Management, LLC, The Merger Fund, Roy Behren and Michael T. Shannon, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

February 10, 2012

WESTCHESTER CAPITAL MANAGEMENT, LLC

By:	/s/ Bruce Rubin
Name: Bruce Rubin
Title: Chief Operating Officer

THE MERGER FUND

By:	/s/ Bruce Rubin
Name: Bruce Rubin
Title: Vice President and Chief Compliance Officer

/s/ Roy Behren
Roy Behren

/s/ Michael T. Shannon
Michael T. Shannon

Page 9 of 9